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Filed by Data Return Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934 Commission File No. 0-27801
Subject Company:  Data Return Corporation

                                    NASDAQ

divine           N E W S  R E L E A S E
                 www.divine.com                   : DVIN
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
divine Contacts
Individual Investors:            Media Inquiries:                International Media:
Brenda Lee Johnson               Susan Burke/Anne Schmitt        Chris Blaik
Direct: 773.394.6873             Direct: 773.394.6746 / 6827     Direct: +44 0 20 7070 9520
Brenda.Johnson@divine.com        susan.burke@divine.com          Chris.blaik@divine.com
                                 anne.schmitt@divine.com

Data Return Contacts
Media Inquiries:                International Media:
Megan Taylor                    Nicola Garrett
Direct: 972.827.4017            Golin/Harris International Ltd
mtaylor@datareturn.com          +44 20 7898 3427
                                ngarrett@golinharris.com
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            DIVINE SIGNS DEFINITIVE AGREEMENT TO ACQUIRE DATA RETURN
       Combination enhances divine's ability to deliver business-critical infrastructure solutions for enterprise-level applications

CHICAGO and DALLAS- November 2, 2001 - divine, inc., (Nasdaq: DVIN), a premier integrated solution provider focused on the extended enterprise, and Dallas-based Data Return Corporation (Nasdaq: DRTN), which specializes in providing high-availability managed hosting services for companies with Microsoft-based technology applications, today announced that divine has signed a definitive agreement to acquire Data Return. Under the terms of the stock-for-stock merger agreement, unanimously approved by the Board of Directors of each company, divine will acquire all of the outstanding shares of Data Return common stock for a fixed exchange rate where each outstanding share of Data Return will be converted into the right to receive 1.9876 shares of divine's Class A Common Stock. The exchange ratio will remain fixed while the transaction is pending subject to adjustment, if necessary, so that the total number of shares of divine's Class A Common Stock to be issued in conjunction with the merger will not exceed 72,250,000. The deal will be subject to customary regulatory approvals as well as approval of two-thirds of Data Return's shareholders, of which 35 percent have agreed to vote in favor of the transaction.

Jim Dennedy, president of divine Managed Services, and Sunny Vanderbeck, Data Return chairman and CEO, will participate in a conference call for reporters and analysts at 1 p.m. CST today. To participate, call 888.769.9404. The Passcode is "divine."

"Data Return's proven experience, world-class technology and leading-edge capabilities in managed hosting are a compelling fit with divine's mission to be the preferred fully managed services provider for complex, mission-critical extended enterprise applications," Dennedy said. "Combined with Data Return, divine Managed Services achieves a critical mass of revenue, a clear path to profitability entering the second quarter of 2002, a solid distribution channel into enterprise clients, and automated tools to scale the business. These are the key ingredients for a sustainable competitive advantage that will allow us to dominate the enterprise managed services market."

With this acquisition, which is expected to be completed in late December 2001 or in January 2002, divine Managed Services will be one of the industry's largest managed services providers with more than 350 customers and 1,900 devices under management. By combining Data Return's expertise in advanced hosting services for the Microsoft platform with divine's professional services, software services and existing portfolio of managed services for Solaris, HP-UX, AIX, Oracle, and BEA Systems, the combined company will deliver the hosting and managed services offerings required to address all of the needs of the Global 5000. divine Managed Services will be led by Dennedy and Vanderbeck and is expected to significantly expand its client base, product set, and geographic reach.

"Since 1997, Data Return has been providing a higher standard of managed hosting for our customers. We share a common vision of reliable, scalable, secure delivery of managed services," Vanderbeck said. ""By combining Data Return's depth in highly automated operations with divine Managed Service's breadth of platforms we will be able to jointly deliver the highest degree of quality and consistency across the largest number of platforms from a single company. divine's internal distribution channel of 300 enterprise sales professionals, 2,000 professional services personnel and a $400 million software services business will give us the enterprise reach required to capture the leading position in the market."

In connection with the merger agreement, divine and Data Return entered into a secured credit facility providing Data Return $4.3 million immediately and the ability to draw additional amounts up to $12.8 million, subject to Data Return's compliance with certain financial covenants.
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About divine, inc.

divine, inc., (Nasdaq: DVIN) is focused on extended enterprise solutions. Through professional services, software services and managed services, divine extends business systems beyond the edge of the enterprise throughout the entire value chain, including suppliers, partners and customers. divine offers single-point accountability for end-to-end solutions that enhance profitability through increased revenue, productivity, and customer loyalty. The company provides expertise in consulting, collaboration, interaction, hosting and knowledge solutions that enlighten, empower and extend enterprise systems.

Founded in 1999, divine focuses on Global 5000 and high-growth middle market firms, government agencies, and educational institutions, and currently serves over 2000 customers. For more information, visit the company's Web site at www.divine.com.
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About Data Return

Recognized as the Microsoft Windows 2000 Global Hosting Partner of the Year 2000, Data Return specializes in providing high-availability managed hosting services for companies whose applications are based on Microsoft technologies. These services are utilized by many leading enterprises including Microsoft, Compaq Computer Corporation, RadioShack.com, Texas Instruments, H&R Block and The World Bank. Data Return also provides managed infrastructure services for the rapidly growing market of Application Service Providers (ASPs). Data Return strategic investors and Global Alliance Partners include Microsoft, Compaq Computer Corporation and Level 3 Communications. For more information, visit www.datareturn.com.
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INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE DATA
RETURN CORPORATION MERGER WHEN IT IS AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this news release.

divine, inc. and Data Return Corporation, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of divine and Data Return with respect to the transactions contemplated by the merger agreement. Information regarding divine's directors and executive officers is included in divine's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001. Information regarding Data Return's directors and executive officers is included in Data Return's amended Annual Report on Form 10-K, which was filed with the SEC on July 30, 2001. Additional information regarding both companies will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

The statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close due to the failure to obtain regulatory or other approvals; failure of Data Return's shareholders and, if their consent is required, failure of divine's stockholders to approve the transaction; the risk that Data Return's business and other businesses acquired by divine will not be integrated successfully or that divine will incur unanticipated costs of integration; divine's ability to
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execute its integrated Web-based software services, professional services, and managed services strategy; the uncertainty of customer demand for enterprise Web software and services; the combined company's ability to develop new products and services and enhance and support existing products and services; the combined company's ability to maintain Data Return's vendor and strategic partner relationships and retain key employees; increasing competition from other providers of software solutions and professional services; fluctuations in the trading price and volume of divine's stock; and other unanticipated events and conditions. For a detailed discussion of these and other cautionary statements, please refer to the registration statement to be filed by divine with the SEC relating to this transaction. Further information about risks and uncertainties relating to the companies and their respective businesses can be found in divine's and Data Return's most recent respective Forms 10-K and 10-Q filed with the SEC.

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(C) 2001 divine, inc. divine is a trademark of divine, inc.